April 4, 2025

Chris P. Gropp
Vice President and Chief Financial Officer
PHINIA Inc.
3000 University Drive
Auburn Hills, MI 48326

       Re: PHINIA Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-41708
Dear Chris P. Gropp:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing